UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris – France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent announces the closing of its Senior Secured Credit Facilities transaction

Paris, January 30, 2013 – In accordance with its announcement made on the 14th of December 2012, Alcatel-Lucent (Euronext Paris and NYSE: ALU) announces the closing of the financing transaction. Following a very strong demand from investors during the syndication process managed by Credit Suisse AG and Goldman Sachs Bank USA, Alcatel-Lucent upsized the credit facilities to around Euro 2 billion from Euro 1.6 billion with an average decrease in pricing of approximately 90 basis points and a decrease in original issue discount of 150 basis points across the facilities.

In addition, the financial covenant has been removed, and call protection on the term loan tranches has been reduced.

Alcatel-Lucent confirms that the proceeds will be used for the refinancing of certain existing indebtedness and for working capital and general corporate purposes.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent was named one of MIT Technology Review’s 2012 Top 50 list of the “World’s Most Innovative Companies” for breakthroughs such as lightRadio™, which cuts power consumption and operating costs on wireless networks while delivering lightning fast Internet access. Through such innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS
SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33(0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T : + 33(0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS
FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33(0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T : +33(0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “maintain”, “plans,” “believes,” “estimates,” “continue,” “reach,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to cost containment measures generating expected savings, and the economic climate in the world in general, and in Europe in particular with the euro crisis. These risks and uncertainties are also based upon a number of factors including, among others: our ability to realize the full value of our existing and future patent portfolio in a complex technological environment (including our ability to defend ourselves in infringement suits), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need or a tight market for commodity components, the social, political and economic risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, the global economic situation and of those geographical areas where we are most active, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2013	Alcatel Lucent

	By:	/s/ Paul Tufano
	Name:	Paul Tufano
	Title:	Chief Operating Officer and Chief Financial Officer